UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D\A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Retalix Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

 M8215W109

(CUSIP Number)

Irving Rothstein, Esq. Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP 750 Lexington Avenue 23rd Floor New York, New York 10022 (212) 888-8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. Ronex Holdings, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ________
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376 [1]
	9	SOLE DISPOSITIVE POWER ________
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Barry Shaked (personally and through a company wholly-owned by him) and Mr. Brian Cooper (together, the “Founders”) may, together with the Reporting Persons (excluding the Founders, the “FIMI Reporting Persons”), be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. Ronex Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ______
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[2]
	9	SOLE DISPOSITIVE POWER ______
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI Opportunity 2005 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[3]
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[4]
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

4 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI Opportunity II Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[5]
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

5 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS.FIMI Israel Opportunity Fund II, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[6]
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

6 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ____
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[7]
	9	SOLE DISPOSITIVE POWER ____
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

7 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS.FIMI Israel Opportunity IV, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[8]
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

8 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _______
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[9]
	9	SOLE DISPOSITIVE POWER ______
	10	SHARED DISPOSITIVE POWER 2,353,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,085
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

9 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.

1	NAME OF REPORTING PERSONS. Barry Shaked
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _______
	8	SHARED VOTING POWER (with respect to Item 6)4,509,376[10]
	9	SOLE DISPOSITIVE POWER 1,404,806
	10	SHARED DISPOSITIVE POWER _______
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,806
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

10 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. Mr. Shaked disclaims beneficial ownership of 3,104,570 Shares owned by the other Reporting Persons.

1	NAME OF REPORTING PERSONS. Brian Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _______
	8	SHARED VOTING POWER (with respect to Item 6) 4,509,376[11]
	9	SOLE DISPOSITIVE POWER 751,485
	10	SHARED DISPOSITIVE POWER _______
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,485
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

11 In connection with the Shareholders' Agreement described in Item 6 herein and pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Founders may, together with the FIMI Reporting Persons, be deemed to be members of a “group” under Section 13(d) of the Exchange Act. Mr. Cooper disclaims beneficial ownership of 3,757,891 Shares owned by the other Reporting Persons.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed by the FIMI Reporting Persons on February 11, 2008. This Amendment is being filed to report on, among other things set forth below, the execution of a certain agreement with respect to the ordinary shares of the Issuer. This Amendment No.1 also adds Barry Shaked and Brian Cooper as Reporting Persons. Mr. Shaked formerly reported his beneficial ownership on Schedule 13G.

Item 2.                                Identity and Background.

Item 2 is hereby amended by adding the following:

(a) - (c), (f)  The following are the names of the reporting persons (the “Reporting Persons”), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

Mr. Barry Shaked (“Mr. Shaked”) is an Israeli citizen residing in Israel, with a principal business address at c/o Retalix Ltd. 10 Zarhin Street, Ra'anana 43000, Israel.  Mr. Shaked is the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Mr. Brian Cooper (“Mr. Cooper”) is an Israeli citizen residing in Israel, with a principal business address at c/o Retalix Ltd. 10 Zarhin Street, Ra'anana 43000, Israel.  Mr. Cooper is a business man and a member of the Issuer’s board of directors.

Mr. Shaked and Mr. Cooper are sometimes referred herein as the “Founders”.

(d)           Neither Mr. Shaked nor Mr. Cooper has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           Neither Mr. Shaked nor Mr. Cooper has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

As of  11 a.m., New York City time, on March 3, 2008, the aggregate purchase price of the 2,353,085 Shares purchased by Ronex was $37,593,924. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the working capital of the limited partnerships comprising Ronex.

The Founders acquired the Shares upon the founding of the Issuer, upon the exercise of stock options issued by the Issuer and in open market purchases from time to time.  The purchases of each Founder were financed with his personal funds.

Item 4.                        Purpose of the Transaction

Item 4 is hereby amended by adding the following:

Certain of the Reporting Persons entered into the Shareholders’ Agreement, which contains, among other things, provisions as to changes in the Issuer’s Board of Directors, as more fully described in Item 6 below.

The Founders acquired their Shares for investment purposes. They may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b)                      All calculations of ownership percentages are based upon 20,238,482 Shares outstanding as of February 28, 2008, based on information provided by the Issuer.

The FIMI Reporting Persons may be deemed to beneficially own, through shared power of disposition, 2,353,085 Shares, representing approximately 11.6% of the Issuer's outstanding Shares.

Mr. Shaked (personally and through a company wholly-owned by him) may be deemed to beneficially own, through sole power of disposition, 1,404,806 Shares (including 371,327 Shares issuable upon exercise of options exercisable currently or within 60 days of the date hereof), representing approximately 6.9% of the Issuer's outstanding Shares (assuming the exercise of such options).

Mr. Brian Cooper may be deemed to beneficially own, through sole power of disposition, 751,485 Shares, representing approximately 3.7% of the Issuer's outstanding Shares.

Only with respect to the Shareholders' Agreement described in Item 6 herein, the Reporting Persons may be deemed to beneficially have shared power to vote over 4,509,376 Shares, representing approximately 21.9% of the Issuer's outstanding Shares (assuming the exercise of Mr. Shaked’s options that are exercisable currently or within 60 days of the date hereof).

The FIMI Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders, including the 2,156,291 Shares beneficially owned by the Founders on the date of this filing.  Mr. Shaked disclaims beneficial ownership of 3,104,570 Shares owned by the other Reporting Persons. Mr. Cooper disclaims beneficial ownership of 3,757,891 Shares owned by the other Reporting Persons.

(c)           Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons that have not previously been reported.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

On March 3, 2008, certain Reporting Persons and the Founders entered into a shareholders' agreement (the “Shareholders' Agreement”). The Shareholders' Agreement is filed as an Exhibit to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Founders are treated as a group for all purposes of the Shareholders' Agreement.

Board of Directors

The Founders and the Reporting Persons agreed to convene a shareholders' meeting by no later than September 30, 2008 (the “September Meeting”) for the purpose of electing members to the board of directors of the Issuer (the “Board”). The parties agreed to vote, at the September Meeting and in any other shareholders meeting during the term of the Shareholders Agreement, all of their Shares for the election to the Board of four directors designated by the Founders and four directors designated by Ronex and two external directors, one of which shall be designated by Ronex and the other shall be designated by the Founders. Until the September Meeting, the Founders agreed to endeavor to ensure that at least three individuals designated by Ronex will serve as members of the Board. The parties agreed that in the event that Ronex for any reason requests that the September Meeting take place prior to September 2008, they will convene such meeting by no later than 35 days from Ronex's request.

In addition, the Founders and Ronex agreed that Ronex will designate the Chairman of the Board, effective from the date that Ronex's designees are appointed to the Board, provided that Ronex will consult with the Founders as to the identity of such designee, and the Founders will be entitled to object to the first designee of Ronex, but will not be entitled to unreasonably withhold their consent to the second designee, or to withhold their consent to any designee thereafter.

Shareholder Meetings

The parties to the Shareholders’ Agreement agreed to meet prior to each general meeting of shareholders of the Issuer and to attempt to reach a unified position with respect to principal issues on the agenda of each such meeting. The parties agreed to vote against any proposed changes to the Issuers’ articles of association which will conflict with the provisions of the Shareholders’ Agreement.

Tag Along

If any party to the Shareholders' Agreement wishes to sell any or all of such party’s Shares, then if the selling party is a Founder he/they will send to Ronex, and if Ronex is the selling party it shall send the Founders, written notice in which the selling party will specify the number and price of the offered shares and the party receiving the notice will have the right to sell its Shares in addition to the selling party's Shares on a pro rata basis, or, in the event that the proposed purchaser declines to purchase the total number of shares that the parties wish to sell, the selling party will reduce the number of securities that it proposes to sell to the proposed purchaser in a manner that all shareholders participating in the sale will contribute the identical portion of shares relative to their total holdings of Shares. The parties agreed that in the case of sales of shares on a stock exchange, the parties will attempt to comply with the tag along provisions to the maximum extent possible.

The tag along right does not apply to (i) the transfer of securities of the Issuer by a party to its permitted transferee (as defined in the Shareholders' Agreement), (ii) the sale by the Founders of a total of up to 10% of the Issuer's issued and outstanding ordinary shares held by them as of the date of the Shareholders' Agreement, and (iii)  the sale by Ronex of a total of up to 10% of the Issuer's issued and outstanding ordinary shares held by it as of the date of the Shareholders' Agreement.

Bring Along

In the event that a party wishes to accept an offer to sell all of the Shares it holds to any third party at a price per share of not less than $26 (as adjusted for stock splits, bonus shares and combinations) and such third party has made its offer contingent upon the sale to such third party of all of the Shares held by the other parties to the Shareholders' Agreement, then, at the closing of such transaction, the other parties will be obligated to sell all the Shares they hold to such third party at the same price per share.

CEO Compensation

The parties agreed that for a period of at least two years from the date of the Shareholders' Agreement they will not initiate a shareholder vote, and in the event of such vote, will vote against any change in the compensation of the Chief Executive Officer of the Issuer (“CEO”) from the existing compensation as reflected in the Issuer's Form 20-F for calendar year 2006. For such purpose, the parties agreed to vote for maintaining Mr. Shaked’s compensation at its current amounts and terms despite the fact that the he shall no longer be the Chairman of the Board.

Term

The Shareholders' Agreement will terminate on the earlier to occur of: (i) the fifth anniversary of the date of the Shareholders' Agreement, and (ii) the first date on which either the Founders (collectively) or Ronex, hold less than 1,100,000 Shares (as adjusted for stock splits, bonus shares and combinations).

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit 1	Joint Filing Agreement.
Exhibit 2	Agreement entered into by and among Ronex Holdings, Limited Partnership, Barry Shaked and Brian Cooper dated as of March 3, 2008.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008

Ronex Holdings, Limited Partnership By: Ronex Holdings Ltd., general partner By: __ /s/ Ishay Davidi_ Name: Ishay Davidi Title: CEO
Ronex Holdings Ltd. By: ___/s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity 2005 Ltd. By: ___/s/Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI IV 2007 Ltd. By: ____/s/Ishay Davidi_ Name: Ishay Davidi Title: CEO
FIMI Opportunity II Fund, L.P. By: FIMI Opportunity 2005 Ltd., general partner By: _/s/Ishay Davidi_ Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity Fund II, Limited Partnership By: FIMI Opportunity 2005 Ltd., general partner By: ____/s/Ishay Davidi_ Name: Ishay Davidi Title: CEO
FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: ___/s/ Ishay Davidi_ Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: ___/s/ Ishay Davidi_ Name: Ishay Davidi Title: CEO
/s/ Ishay Davidi_ Ishay Davidi
/sBarry Shaked Barry Shaked
_/s/Brian Cooper_ Brian Cooper

SCHEDULE A

Schedule A is hereby amended as follows:

Since the filing of the original Schedule 13D, the following purchase was also effected in the open market by Ronex:

Date                                                        No. of Shares                                                                Average Price Per Share ($)

February 12, 2008                                              22,389                                                                           18.04

Purchases by Barry Shaked in the open market in the past 60 days:

Date                                                   No. of Shares                                                                Average Price Per Share ($)

January 3, 2008                                                     79,226                                                                           13.16

Sales by Barry Shaked in the open market in the past 60 days:

Date                                                 No. of Shares                                                                Average Price Per Share ($)

February 14, 2008                                              30,914                                                                           17.43

February 18, 2008                                              14,832                                                                           17.49

Purchases by Brian Cooper in the open market in the past 60 days:

Date                                                   No. of Shares                                                                Average Price Per Share ($)

January 6, 2008                                                      5,000                                                                         13.08

January 6, 2008                                                      9,540                                                                    12.99

January 7, 2008                                                      3,898                                                                     13.27

Sale by Brian Cooper in the open market in the past 60 days:

Date                                               No. of Shares                                                                      Average Price Per Share ($)

February 18, 2008                                           1,000                                                                      17.49